Exhibit 12

                       ENRON CORP. AND SUBSIDIARIES
                    Computation of Ratio of Earnings to
                               Fixed Charges
                                (Unaudited)

(In Millions)                                   Year Ended December 31,
                                        2000     1999     1998    1997    1996

Earnings available for fixed charges
  Income from continuing operations    $  979   $1,024   $  703   $105   $  584
  Less:
     Undistributed earnings and
      losses of less than 50% owned
      affiliates                           20      (12)     (44)   (89)     (39)
     Capitalized interest of
      nonregulated companies              (44)     (61)     (66)   (16)     (10)
  Add:
     Fixed charges(a)                   1,184      948      809    674      454
     Minority interest                    154      135       77     80       75
     Income tax expense                   478      137      204    (65)     297

       Total                           $2,771   $2,171   $1,683   $689   $1,361

Fixed charges
  Interest expense(a)                  $1,136   $  900   $  760   $624   $  404
  Rental expense representative of
   interest factor                         48       48       49     50       50

     Total                             $1,184   $  948   $  809   $674   $  454

Ratio of earnings to fixed charges       2.34     2.29     2.08   1.02     3.00

(a) Amounts exclude costs incurred on sales of accounts receivable.
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